Consolidated Financial Statements TC LNG Shipping L.L.C. December 31, 2020 EXHIBIT 15.2

© 2021 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved. KPMG LLP PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada Telephone (604) 691-3000 Fax (604) 691-3031 Independent Auditors’ Report The Board of Directors TC LNG Shipping L.L.C.: Report on the Financial Statements We have audited the accompanying consolidated financial statements of TC LNG Shipping L.L.C. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2020 and 2019, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2020, and the related notes to the consolidated financial statements. Management’s Responsibility for the Financial Statements Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. Auditors’ Responsibility Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates

TC LNG Shipping L.L.C. Page 2 made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. Opinion In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of TC LNG Shipping L.L.C. and its subsidiaries as of December 31, 2020 and 2019, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2020 in accordance with U.S. generally accepted accounting principles. Emphasis of Matter As discussed in Note 2 to the consolidated financial statements, in 2020, the Company adopted new accounting guidance, ASU 2016-13 – Financial Instruments – Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments. Our opinion is not modified with respect to this matter. As discussed in Note 1 to the consolidated financial statements, the 2019 consolidated statement of cash flows has been restated to correct a misstatement. Our opinion is not modified with respect to this matter. Vancouver, Canada March 03, 2021

Year Ended December 31, 2020 Year Ended December 31, 2019 Year Ended December 31, 2018 $ $ $ Voyage revenues (note 3) 269,978 146,494 59,295 Voyage expenses (30) (23) — Vessel operating expenses (note 6b) (44,676) (26,927) (10,713) Depreciation and amortization (74) — — General and administrative expenses (notes 6b and 6f) (4,272) (2,738) (1,877) Income from vessel operations 220,926 116,806 46,705 Interest expense (note 8) (89,906) (50,487) (28,906) Interest income 1,128 1,224 321 Other income (note 4b) 431 — — Foreign currency exchange gain (loss) 222 (94) 62 Net income before income tax expense 132,801 67,449 18,182 Income tax expense (839) (830) — Net income 131,962 66,619 18,182 Other comprehensive loss: Unrealized net loss on qualifying cash flow hedging instruments before reclassifications, net of tax (note 8) (83,750) (69,700) (7,927) Realized loss on qualifying cash flow hedging instruments reclassified from accumulated other comprehensive loss to interest expense, net of tax (note 8) 20,130 3,444 748 Other comprehensive loss (63,620) (66,256) (7,179) Comprehensive income 68,342 363 11,003 Related party transactions (note 6) The accompanying notes are an integral part of the consolidated financial statements. TC LNG SHIPPING L.L.C. CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (notes 1 and 2) (in thousands of U.S. Dollars) 4

As at December 31, 2020 As at December 31, 2019 $ $ ASSETS Current assets Cash and cash equivalents 6,569 35,168 Restricted cash – current (note 9a) 33,237 234 Accounts receivable 167 7,443 Prepaid expenses 1,051 737 Current portion of derivative assets (note 8) 49 — Current portion of net investments in direct financing and sales-type leases, net (notes 3 and 4b) 28,324 26,188 Advances to affiliates (note 6d) 1,001 1,259 Other current assets (note 4b) 961 — Total current assets 71,359 71,029 Restricted cash – long-term (note 9a) 108,570 121,307 Deferred dry-docking expenditures at cost, less accumulated depreciation of $74 (2019 — $nil) 1,788 138 Net investments in direct financing and sales-type leases, net (notes 3 and 4b) 1,870,804 1,948,797 Other assets (note 4b) 17,693 10,530 Total assets 2,070,214 2,151,801 LIABILITIES AND SHAREHOLDERS’ EQUITY Current liabilities Accounts payable 1,248 1,508 Accrued liabilities (note 5) 8,897 17,639 Unearned revenue (note 3) 8,357 24,224 Current portion of long-term debt (note 7) 70,965 67,008 Current portion of derivative liabilities (note 8) 26,356 12,174 Advances from affiliates (note 6d) 667 1,071 Total current liabilities 116,490 123,624 Long-term debt (note 7) 1,377,723 1,446,138 Derivative liabilities (note 8) 120,237 70,750 Other long-term liabilities 3,493 1,400 Total liabilities 1,617,943 1,641,912 Commitments and contingencies (notes 7 and 8) Shareholders’ equity Contributed capital 527,848 527,848 Retained earnings 70,967 64,965 Accumulated other comprehensive loss (146,544) (82,924) Total shareholders’ equity 452,271 509,889 Total liabilities and shareholders’ equity 2,070,214 2,151,801 The accompanying notes are an integral part of the consolidated financial statements. TC LNG SHIPPING L.L.C. CONSOLIDATED BALANCE SHEETS (notes 1 and 2) (in thousands of U.S. Dollars) 5

Year Ended December 31, 2020 Year Ended December 31, 2019 (restated - note 1) Year Ended December 31, 2018 $ $ $ Cash, cash equivalents and restricted cash provided by (used for) OPERATING ACTIVITIES Net income 131,962 66,619 18,182 Non-cash and non-operating items: Depreciation and amortization 74 — — Amortization of deferred financing issuance costs included in interest expense 2,689 1,396 573 Ineffective portion of qualifying hedge-accounted interest rate swaps included in interest expense (note 8) — — 9,489 Change in unrealized credit loss provisions included in other income (note 4b) (431) — — Other non-cash items 1,000 863 13 Changes in non-cash operating assets and liabilities: Accounts receivable 7,276 (7,266) (177) Prepaid expenses (314) (370) 719 Other assets, current and non-current (6,696) (7,469) (2,304) Accounts payable (260) (409) 1,715 Accrued liabilities and unearned revenue (24,609) 25,626 11,026 Advances to and from affiliates (146) (4,490) 3,313 Receipts from direct financing and sales-type leases 26,328 14,597 — Expenditures for dry docking and vessel modifications (2,059) (138) — Net operating cash flow 134,814 88,959 42,549 FINANCING ACTIVITIES Scheduled repayments of long-term debt (67,097) (31,068) (7,238) Proceeds from issuance of long-term debt — 749,194 695,079 Financing issuance costs (50) (50) (7,058) Capital contributions from shareholders (note 6e) — 131,500 2,000 Dividends paid (76,000) (24,000) — Net financing cash flow (143,147) 825,576 682,783 INVESTING ACTIVITIES Expenditures for vessels — (823,229) (688,792) Receipts from direct financing leases — — 3,360 Net investing cash flow — (823,229) (685,432) (Decrease) increase in cash, cash equivalents and restricted cash (8,333) 91,306 39,900 Cash, cash equivalents and restricted cash, beginning of the year 156,709 65,403 25,503 Cash, cash equivalents and restricted cash, end of the year 148,376 156,709 65,403 Supplemental cash flow information (note 9) The accompanying notes are an integral part of the consolidated financial statements. TC LNG SHIPPING L.L.C. CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 2) (in thousands of U.S. Dollars) 6

Contributed Capital $ Retained Earnings (Deficit) $ Accumulated Other Comprehensive Loss $ Total Shareholders' Equity $ Balance as at December 31, 2017 394,348 (5,557) — 388,791 Capital contributions (note 6e) 2,000 — — 2,000 Net income — 18,182 — 18,182 Other comprehensive loss — — (7,179) (7,179) Change in accounting policy — 232 — 232 Balance as at December 31, 2018 396,348 12,857 (7,179) 402,026 Capital contributions (note 6e) 131,500 — — 131,500 Net income — 66,619 — 66,619 Other comprehensive loss — — (66,256) (66,256) Dividends paid — (24,000) — (24,000) Change in accounting policy (note 2) — 9,489 (9,489) — Balance as at December 31, 2019 527,848 64,965 (82,924) 509,889 Net income — 131,962 — 131,962 Other comprehensive loss — — (63,620) (63,620) Dividends paid — (76,000) — (76,000) Change in accounting policy (note 2) — (49,960) — (49,960) Balance as at December 31, 2020 527,848 70,967 (146,544) 452,271 The accompanying notes are an integral part of the consolidated financial statements. TC LNG SHIPPING L.L.C. CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (notes 1 and 2) (in thousands of U.S. Dollars) 7

TC LNG SHIPPING L.L.C.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or *GAAP*). They include the accounts of TC LNG Shipping L.L.C., which is incorporated under the laws of the Republic of The Marshall Islands, and its wholly-owned subsidiaries (collectively, the *Company*). The following is a list of TC LNG Shipping L.L.C.'s subsidiaries:

Name of Significant Subsidiaries	Jurisdiction of Incorporation	Proportion of Ownership Interest
TC LNG Explorer I L.L.C.	Marshall Islands	100%
TC LNG Explorer II L.L.C.	Marshall Islands	100%
TC LNG Explorer III L.L.C.	Marshall Islands	100%
TC LNG Explorer IV L.L.C.	Marshall Islands	100%
TC LNG Explorer V L.L.C.	Marshall Islands	100%
TC LNG Explorer VI L.L.C.	Marshall Islands	100%

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. Significant intercompany balances and transactions have been eliminated upon consolidation.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or *COVID-19*) as a pandemic. The Company has experienced some logistical challenges across its fleet, however, at this time, the Company has not yet experienced any material negative financial impacts to its results of operations or financial position as a result of COVID-19. Given the dynamic nature of the COVID-19 pandemic, it may have further direct or indirect impact on the Company's business and the related financial reporting implications and it could materially affect the Company's business, results of operations and financial condition in the future.

The Company's consolidated cash flow statement for the year ended December 31, 2019, as previously issued on March 4, 2020, included an overstatement of both the receipts from direct financing and sales-type leases in operating activities and expenditures for vessels in investing activities of $117.3 million. The Company has restated the consolidated cash flow statement for the year ended December 31, 2019 to correct the overstatements, and, as a result, the receipts from direct financing and sales-type leases, net operating cash flow, expenditures for vessels and net investing cash flow decreased from $131.9 million, $206.3 million, ($940.5) million and ($940.5) million, respectively, as was previously reported in the consolidated statement of cash flows for the year ended December 31, 2019, to $14.6 million, $89.0 million, ($823.2) million and ($823.2) million, respectively. This restatement had no impact on the Company's cash, cash equivalents and restricted cash balance as at December 31, 2019.

The Company evaluated events and transactions occurring after the balance sheet date and through the day the consolidated financial statements were available to be issued which was March 3, 2021.

Foreign currency

The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Company is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in foreign currency exchange gain (loss) in the accompanying consolidated statements of income and comprehensive income.

Revenues

The Company's time-charter contracts accounted for as direct financing and sales-type leases contain both a lease component (lease of the vessel) and a non-lease component (operation of the vessel). The Company has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Company estimates the cost to operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Company calculates a rate excluding the operating component based on a market time-charter rate from published broker estimates, when available, or internal estimates when

8

not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component. Upon commencement of a time charter accounted for as a sales-type lease or a direct financing lease, the carrying value of the vessel is derecognized and the net investment in the lease is recognized, based on the fair value of the vessel. For direct financing leases and sales-type leases, the lease element of time-charter hire receipts is allocated to the lease receivable and voyage revenues over the term of the lease using the effective interest rate method. The non-lease element of time- charter hire receipts is recognized by the Company on a straight-line basis daily over the term of the charter. Drydock cost reimbursements allocable to the non-lease element of a time-charter are recognized on a straight-line basis over the period between the previous scheduled drydock and the next scheduled drydock. In addition, if collectability of non-lease receipts of charter payments from charterers is not probable, any such receipts are recognized as a liability unless the receipts are non- refundable and either the time-charter contract has been terminated or the Company has no remaining performance obligations. The Company does not recognize revenues during days that the vessel is off-hire. When the time charter contains a variable consideration, the Company recognizes this revenue in the period in which the changes in facts and circumstances on which the variable charter hire payments are based occur. Operating expenses Voyage expenses include all expenses unique to a particular voyage, including fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The Company’s customers pay voyage expenses under time charters, except when the vessel is off-hire during the term of a time-charter, in which case the Company pays voyage expenses. Vessel operating expenses include crewing, ship management services, repairs and maintenance, insurance, stores, lube oils and communication expenses. Voyage expenses and vessel operating expenses are recognized when incurred except when the Company incurs pre- operational costs related to the repositioning of a vessel (i) that relates directly to a specific customer contract, (ii) that generates or enhances resources of the Company that will be used in satisfying performance obligations in the future; and (iii) where such costs are expected to be recovered via the customer contract. In this case, such costs are deferred and amortized over the duration of the customer contract. Cash and cash equivalents The Company classifies all highly liquid investments with an original maturity date of three months or less as cash and cash equivalents. Restricted cash The Company maintains restricted cash deposits relating to the Company's term loan. Accounts receivables Accounts receivable are recorded at the invoiced amount and do not bear interest. The consolidated balance sheets reflect amounts where the right to consideration is conditioned upon the passage of time as "accounts receivable," and reflect accrued revenue where the right to consideration is conditioned upon something other than the passage of time as "other current assets" and "other assets." Advances on newbuilding contracts All pre-delivery costs incurred during the construction of newbuildings, including interest, and supervision and technical costs, are capitalized. Interest costs capitalized to advances on newbuilding contracts for the years ended December 31, 2020, 2019 and 2018 aggregated $nil, $18.0 million and $16.6 million, respectively. Deferred dry-docking expenditures and capital modifications Vessel capital modifications include the addition of new equipment or certain modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. Vessel capital modifications made due to regulatory changes or done to maintain a seaworthy vessel are deferred and amortized on a straight-line basis over the remaining term of the time-charter contract, to the extent recoverable, or expensed as incurred otherwise. Vessel capital modifications made at the request of the charterer are recognized in accounts receivable in the consolidated balance sheets to the extent they are reimbursable and expensed when incurred to the extent they are not reimbursable by the charterer. Expenditures covering recurring routine repairs and maintenance are expensed as incurred. TC LNG SHIPPING L.L.C. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated) 9

Generally, the Company dry docks each of its vessels every two and a half to five years. The Company capitalizes certain costs incurred during dry docking and amortizes those costs on a straight-line basis from the completion of a dry docking to the estimated completion of the next dry docking. The Company includes in capitalized dry docking those costs incurred as part of the dry docking to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during dry docking. Debt issuance costs Debt issuance costs related to a recognized debt liability, including fees, commissions and legal expenses, are deferred and presented as a direct reduction from the carrying amount of that debt liability and amortized on an effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense in the Company's consolidated statements of income and comprehensive income. Credit losses The Company utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for net investments in direct financing and sales-type leases and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. The Company discontinues accrual of interest on financial assets if collection of required payments is no longer probable, and in those situations recognizes payments received on non-accrual assets on a cash basis method, until collection of required payments becomes probable. The Company considers a financial asset to be past due when payment is not made with 30 days of it being owed, assuming there is no dispute or other uncertainty regarding the amount owing. Expected credit loss provisions are presented on the consolidated balance sheets as a reduction to the carrying value of the related financial asset. Changes in expected credit loss provisions are presented within other income in the Company's consolidated statements of income and comprehensive income. Prior to the adoption of Accounting Standards Update ASU 2016-13, Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13) on January 1, 2020, the Company recognized an allowance for doubtful accounts receivable consisting of the Company's best estimate of the amount of probable credit losses in existing accounts receivable based on historical write-off experience and customer economic data. The Company reviewed the allowance for doubtful accounts regularly and past due balances were reviewed for collectability. Account balances were charged against the allowance when the Company believed that the receivable would not be recovered. Derivative instruments All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value each period end, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and whether the contract qualifies for hedge accounting. The Company applies hedge accounting to its derivative instruments (see Note 8). When a derivative is designated as a cash flow hedge, the Company formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness are recognized immediately in earnings. The Company does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or no longer probable of occurring. For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive loss in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item (e.g. interest expense) in the Company’s consolidated statements of income and comprehensive income. If a cash flow hedge is terminated or de-designated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the Company’s consolidated statements of income and comprehensive income. If the hedged items are no longer probable of occurring, amounts recognized in total equity are immediately transferred to the earnings item in the Company’s consolidated statements of income and comprehensive income. For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 815, Derivatives and Hedging, changes in the fair value of the derivative financial instruments are recognized in earnings. TC LNG SHIPPING L.L.C. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated) 10

Income taxes The legal jurisdictions in which the Company’s Marshall Island subsidiaries are incorporated do not impose income taxes upon shipping-related activities. The Company recognizes the tax benefits of uncertain tax positions only if it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the Company’s consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. Included in the Company's income tax expense are provisions for uncertain tax positions relating to freight taxes. The Company does not presently anticipate that its provisions for uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include additional legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense in the Company’s consolidated statements of income and comprehensive income. 2. ACCOUNTING PRONOUNCEMENTS The Company adopted Accounting Standards Update (or ASU) 2016-02 on January 1, 2019. ASU 2016-02 established a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 was adopted using a transition approach whereby a cumulative effect adjustment was made as of the effective date, with no retrospective effect. ASU 2016-02 provides an optional practical expedient to lessors to not separate lease and non-lease components of a contract if certain criteria are met. In addition, the Company early adopted ASU 2019-01, which provided an exception for lessors who are not manufacturers or dealers to determine the fair value of leased property using the underlying asset’s cost, instead of fair value. To determine the cumulative effect adjustment, the Company has not reassessed lease classification, initial direct costs for any existing leases and whether any expired or existing contracts are or contain leases. The Company identified the following difference: • The adoption of ASU 2016-02 resulted in direct financing and sales-type lease payments received being presented as an operating cash inflow in 2020 and 2019 instead of as an investing cash inflow, as presented in 2018 in the consolidated statements of cash flows. Proceeds from repayment of net investments in direct financing and sales- type leases during the years ended December 31, 2020, 2019 and 2018 were $26.3 million, $14.6 million and $3.4 million, respectively. In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging — Targeted Improvements to Accounting for Hedging Activities (or ASU 2017-12). ASU 2017-12 eliminates the requirement to separately measure and report hedge ineffectiveness and generally requires, for qualifying hedges, the entire change in the fair value of a hedging instrument to be recorded in other comprehensive loss and reclassified to earnings in the same income statement line as the hedged item when the hedged item affects earnings. The guidance also modified the accounting for components excluded from the assessment of hedge effectiveness, eases documentation and assessment requirements and modified certain disclosure requirements. ASU 2017-12 became effective for the Company as of January 1, 2019. This change decreased accumulated other comprehensive loss by $9.5 million as at January 1, 2019, and correspondingly increased opening retained earnings as at January 1, 2019 by $9.5 million. In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 introduced a new credit loss methodology, which requires earlier recognition of potential credit losses, while also providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime “expected credit loss” measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology TC LNG SHIPPING L.L.C. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated) 11

TC LNG SHIPPING L.L.C.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

replaced multiple existing impairment methods under previous GAAP for these types of assets, which generally required that a loss be incurred before it was recognized.

The Company adopted this update on January 1, 2020 with a modified-retrospective approach, whereby a cumulative-effect adjustment was made to reduce opening retained earnings on January 1, 2020 without any retroactive application to prior periods. The Company's net investments in direct financing and sales-type leases and receivables related to non-operating lease revenue arrangements are subject to ASU 2016-13. On adoption, the Company decreased the carrying value of opening retained earnings by $50.0 million and net investments in direct financing and sales-type leases by $50.0 million. The cumulative adjustment recorded on initial adoption of this update does not reflect an increase in credit risk exposure to the Company compared to previous periods presented.

In March 2020, the FASB issued ASU 2020-04, *Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting* (or *ASU 2020-04*). This ASU provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or *LIBOR*). This ASU applies only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. This ASU is effective through December 31, 2022. The Company is currently evaluating the effect of adopting this new guidance.

3. REVENUE

The Company's primary source of revenue is chartering its six ARC7 LNG carriers on time-charter contracts with Yamal Trade Pte. Ltd. (or the *Charterer*) until their scheduled expiry in December 2045. These time-charter contracts have options whereby the Charterer can extend the contracts for periods up to a total extension between five and 10 years. The time-charter contracts are subject to certain termination provisions.

Pursuant to a time-charter contract, the Company charters a vessel to a customer for a fixed period of time. The performance obligations of a time-charter contract, which include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. In addition, any expenses unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the customer, as long as the vessel is not off-hire. Hire is based, in part, on a fixed daily hire amount and is typically invoiced monthly in advance for time-charter contracts. However, certain sources of variability exist, including penalties, such as those that relate to periods the vessels are off-hire and where minimum speed and performance metrics are not met. In addition, these time-charter contracts contain provisions allowing the Company to be compensated for increases in the Company's costs during the term of the charter. Such provisions may be in the form of annual hire rate adjustments for changes in inflation indices or in the form of cost reimbursements for vessel operating expenditures or dry-docking expenditures. The Company does not engage in any specific tactics to minimize residual value risk.

As at December 31, 2020, the Company had $8.4 million of advance payments recognized as contract liabilities (December 31, 2019 – $24.2 million) which are expected to be recognized as voyage revenues in 2021 and are included in unearned revenue on the Company's consolidated balance sheets. The Company recognized $24.2 million and $8.3 million of revenue for the years ended December 31, 2020 and 2019, respectively, that was recognized as a contract liability at the beginning of those years.

Revenue Table

The following table contains the Company’s total revenue for the years ended December 31, 2020, 2019 and 2018, by components of contracts accounted for as leases:

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
	$	$	$
Lease revenue — interest income on lease receivables	216,184	117,309	48,639
Non-lease revenue — related to direct financing or sales-type leases	53,794	29,185	10,656
Total	269,978	146,494	59,295

12

Net Investments in Direct Financing and Sales-Type Leases The following table lists the components of the net investments in direct financing and sales-type leases: December 31, 2020 December 31, 2019 $ $ Total lease payments to be received 5,182,561 5,423,281 Estimated unguaranteed residual value of leased properties 139,656 139,656 Less unearned revenue (3,373,560) (3,587,952) Total net investments in direct financing and sales-type leases 1,948,657 1,974,985 Less credit loss provision (49,529) — Total net investments in direct financing and sales-type leases, net 1,899,128 1,974,985 Less current portion (28,324) (26,188) Net investments in direct financing and sales-type leases, net 1,870,804 1,948,797 As at December 31, 2020, estimated lease payments to be received by the Company related to its direct financing and sales-type leases in each of the next five succeeding fiscal years were approximately $241.7 million (2021), $241.7 million (2022), $241.7 million (2023), $242.3 million (2024), $241.7 million (2025) and an aggregate of $4.0 billion thereafter. The leases are scheduled to end in 2045. 4. FAIR VALUE MEASUREMENTS AND FINANCIAL INSTRUMENTS a) Fair Value Measurements The following methods and assumptions were used to estimate the fair value of each class of financial instrument: Cash and cash equivalents and restricted cash – The fair value of the Company’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets. Interest rate swap agreements – The fair value of these derivative instruments of the Company is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of both the Company and the derivative counterparties. The estimated amount is the present value of future cash flows. The Company transacts all of these derivative instruments through investment-grade rated financial institutions at the time of the transaction. The Company's interest rate swap agreements do not require the Company to provide cash collateral to these institutions. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative asset or liability could vary by a material amount in the near term. Minor changes to the forward interest curves used as inputs to the valuations may have a significant effect on the fair value of these derivative instruments. Long-term debt – The fair values of the Company’s variable-rate long-term debt are estimated by the Company using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company. The Company categorizes the fair value estimates by a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows: Level 1. Observable inputs such as quoted prices in active markets; Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at a fair value on a recurring basis. TC LNG SHIPPING L.L.C. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated) 13

TC LNG SHIPPING L.L.C.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

		December 31, 2020		December 31, 2019	
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:					
Cash, cash equivalents and restricted cash *(note 9a)*	Level 1	148,376	148,376	156,709	156,709
Derivative instruments *(note 8)*					
Interest rate swap agreements – assets	Level 2	49	49	—	—
Interest rate swap agreements – liabilities	Level 2	(147,395)	(147,395)	(83,293)	(83,293)
Other:					
Long-term debt *(note 7)*	Level 2	(1,448,688)	(1,467,937)	(1,513,146)	(1,544,984)

b) Credit Losses

The Company's exposure to potential credit losses includes its six direct financing and sales-types leases and other financing receivables associated with the Company's six time-charter contracts.

The following table includes the amortized cost basis of the Company's direct interests in financing receivables and net investment in direct financing and sales-type leases by class of financing receivables and by period of origination and their associated credit quality.

	Amortized Cost Basis by Origination Year			
As at December 31, 2020	**Credit Quality Grade (1)**	**2019 $**	**2018 $**	**Total $**
Direct financing and sales-type leases				
Eduard Toll and Rudolf Samoylovich	Performing	—	637,743	637,743
Nikolay Yevgenov, Vladimir Voronin, Georgiy Ushakov and Yakov Gakkel	Performing	1,310,914	—	1,310,914
		1,310,914	637,743	1,948,657
Receivable and accrued revenue included in other assets, current and non-current				
Eduard Toll and Rudolf Samoylovich	Performing	—	6,516	6,516
Nikolay Yevgenov, Vladimir Voronin, Georgiy Ushakov and Yakov Gakkel	Performing	8,467	—	8,467
		8,467	6,516	14,983
		1,319,381	644,259	1,963,640

(1) The Company's credit quality grades are based on internal risk credit ratings whereby a credit quality grade of performing is consistent with a low likelihood of loss. The Company assesses the credit quality of its direct financing and sales-type leases and other financing receivables on whether there are no past due payments (30 days late) and whether the Company is aware of any other information that would indicate that there is a material increase of likelihood of loss. As at December 31, 2020, all direct financing and sales-type leases and other financing receivables held by the Company had a credit quality grade of performing. The Company had no allowances for credit losses related to other financing receivables as at December 31, 2020.

14

TC LNG SHIPPING L.L.C.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Changes in the Company's allowance for credit losses for the year ended December 31, 2020 are as follows:

	Direct financing and sales-type leases (1) $
As at January 1, 2020	49,960
Change in provision for potential credit losses	(431)
As at December 31, 2020	49,529

(1) The credit loss provision related to the lease receivable component of the net investment in direct financing and sales-type leases is based on a historical loss rate for similar LNG time-charters held by one of the Company's shareholders and its affiliates, as adjusted when asset specific risk characteristics of the existing lease receivables at the reporting date are not consistent with those used to measure the historical loss rate and as further adjusted when management expects current conditions and reasonable and supportable forecasts to differ from the conditions that existed to measure the internal historical loss rate. Risks related to the net investments in direct financing and sales-type leases consist of risks related to the underlying Yamal LNG project. The historical loss rate was adjusted upwards for the Yamal LNG project to reflect a larger potential risk of loss given potential default as the vessels servicing this project have fewer opportunities for redeployment compared to the other LNG carriers used to measure the historical loss rate.

5. ACCRUED LIABILITIES

	December 31, 2020 $	December 31, 2019 $
Interest including interest rate swaps	2,389	2,712
Voyage and vessel expenses	3,430	13,106
Payroll and benefits	2,652	1,693
Other general expenses	426	128
Total	8,897	17,639

6. RELATED PARTY TRANSACTIONS

a. Teekay LNG Operating L.L.C. and China LNG Shipping (Holdings) Limited (or *CLNG*) are shareholders each jointly holding a 50% ownership interest in the Company. China COSCO Group and China Merchants Group, both of which are entities that are owned by the State-Owned Assets Supervision and Administration Commission of the State Council of the People's Republic of China, are the ultimate parent companies of CLNG. Teekay Corporation, through Teekay LNG Partners L.P. (or *TGP*), is the ultimate parent company of Teekay LNG Operating L.L.C.

b. The Company and its operating subsidiaries entered into service agreements with Teekay Shipping Ltd., a wholly-owned subsidiary of Teekay Corporation, under which Teekay Shipping Ltd. provides the Company and its subsidiaries with crew training, technical ship management and corporate services. The Company has also entered into a service agreement with CLNG under which CLNG provides the Company with certain corporate and administrative services. These services are measured at the exchange amount agreed to between the parties. For the periods indicated, these related party transactions were as follows:

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Related party transactions with Teekay Shipping Ltd.:			
Crew training expenses included in vessel operating expenses	981	5,169	2,166
Ship management services included in vessel operating expenses	3,582	1,853	726
Corporate services included in general and administrative expenses	885	862	827
Related party transactions with CLNG:			
Corporate services included in general and administrative expenses	130	127	124

15

TC LNG SHIPPING L.L.C.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

c. The Company entered into services agreements with Teekay Shipping Ltd., pursuant to which Teekay Shipping Ltd. provided the Company with shipbuilding and site supervision services relating to the six delivered ARC7 LNG carrier newbuildings. These costs were capitalized and included as part of advances on newbuilding contracts in the Company's consolidated balance sheets. During the years ended December 31, 2020, 2019 and 2018, the Company incurred shipbuilding and site supervision costs with Teekay Shipping Ltd. of $nil, $13.0 million and $6.5 million, respectively.

d. As at December 31, 2020 and 2019, non-interest bearing advances to affiliates totaled $1.0 million and $1.3 million, and advances from affiliates totaled $0.7 million and $1.1 million, respectively. These advances are unsecured and have no fixed repayment terms. Affiliates are entities that are under the same common control.

e. During the years ended December 31, 2020, 2019 and 2018, the Company's shareholders funded the Company, on a pro-rata basis, $nil, $131.5 million and $2.0 million, respectively, without any obligation for the Company to issue any shares in its capital in return, to pay for newbuilding installments and upfront fees on the Company's U.S. Dollar-denominated debt.

f. During the years ended December 31, 2020, 2019 and 2018, the Company incurred $2.4 million, $1.3 million and $0.5 million, respectively, of charges relating to fees paid to Teekay LNG Project Services L.L.C., a wholly-owned subsidiary of Teekay LNG Operating L.L.C., for its support in the Company's successful bid process with Yamal LNG for construction and chartering of six ARC7 LNG carriers with Yamal Trade Pte. Ltd., a wholly-owned subsidiary of Yamal LNG. The fee is equivalent to 1% of the lease element of time-charter hire receipts starting from the vessel delivery date throughout the firm period of the time charter and is reflected in general and administrative expenses in the Company's consolidated statements of income and comprehensive income.

7. LONG-TERM DEBT

	December 31, 2020 $	December 31, 2019 $
U.S. Dollar-denominated Term Loan due from 2030 to 2031	1,467,937	1,535,034
Less unamortized debt issuance costs	(19,249)	(21,888)
Total debt	1,448,688	1,513,146
Less current portion	(70,965)	(67,008)
Long-term debt	1,377,723	1,446,138

As at December 31, 2020, the Company had one U.S. Dollar-denominated term loan outstanding which totaled $1.5 billion in aggregate principal amount (December 31, 2019 – $1.5 billion). Interest payments on the term loan are based on LIBOR plus 3.1%. The term loan requires semi-annual interest and principal payments and has a bullet repayment due through 2031 for each of the Company's six vessels to which the loan relates. The term loan is collateralized by first-priority mortgages on six of the Company's vessels together with certain other security and is guaranteed on a several basis by TGP and CLNG (or *Guarantors*), on a 50/50 basis in respect of their ownership interest in the Company.

The weighted-average interest rate on the Company's long-term debt as at December 31, 2020 and 2019 was 3.4% and 5.0%, respectively. These rates do not reflect the effect of related interest rate swaps that the Company has used to economically hedge certain of its floating-rate debt (see Note 8).

The aggregate annual long-term debt principal repayments required subsequent to December 31, 2020 are $71.1 million (2021), $75.3 million (2022), $79.7 million (2023), $84.5 million (2024), $82.1 million (2025) and $1.1 billion (thereafter).

The loan agreements require that (a) TGP and CLNG maintain minimum levels of tangible net worth of at least $400.0 million and $300.0 million, aggregate liquidity of at least $35.0 million and $32.0 million, and net-debt-to-net-debt-plus-equity ratio of not more than 80% and 75%, respectively, (b) the Company maintains minimum vessel-value-to-outstanding-loan-principal-balance ratios of 111% for two of the Company's vessels and 105% for the remaining four of the Company's vessels after delivery of each vessel, which as at December 31, 2020 was 156% and 145%, respectively, on average per vessel; the vessel values used in calculating these ratios are the appraised values provided by third parties, and given that vessel values can be volatile, the Company's estimates of market value may not be indicative of either the current or future prices that could be obtained if the Company sold any of the vessels, (c) the Company maintains a debt service coverage ratio of at least 1.05-to-1, and (d) the Company maintains restricted cash reserve deposits.

16

TC LNG SHIPPING L.L.C.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

The Company's ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Company is in default under its loan. As at December 31, 2020, the Company and the Guarantors were in compliance with all covenants relating to the Company's term loan.

8. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company uses derivative instruments in accordance with its overall risk management policy. TGP and CLNG have guaranteed its ownership share of a secured loan facility and interest rate swaps in the Company.

Interest Rate Risk

The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company's exposure to interest rate variability on certain of its outstanding floating-rate debt. As at December 31, 2020, the Company was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount (i) $	Fair Value / Carrying Amount of Liability $	Weighted-Average Remaining Term (years)	Average Fixed Interest Rate (ii)
LIBOR-Based Debt:					
U.S. Dollar-denominated interest rate swaps	LIBOR	1,200,717	(147,346)	10.1	2.7%

(i) Principal amount reduces semi-annually.
(ii) Excludes the margin the Company pays on its variable-rate debt, which as at December 31, 2020 was 3.1%.

Credit Risk

The Company is exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor's or A3 or better by Moody's at the time of the transactions.

The following table presents the classification and fair value amounts of derivative instruments, segregated by type of contract, on the Company's consolidated balance sheets.

	As at December 31, 2020				As at December 31, 2019		
	Current Portion of Derivative Asset $	Accrued Liabilities $	Current Portion of Derivative Liabilities $	Derivative Liabilities $	Accrued Liabilities $	Current Portion of Derivative Liabilities $	Derivative Liabilities $
Interest rate swap agreements	49	(802)	(26,356)	(120,237)	(369)	(12,174)	(70,750)

For the periods indicated, the following table presents the gains or losses on interest rate swap agreements designated and qualifying as cash flow hedges and their impact on other comprehensive income loss (or *OCI*).

Year Ended December 31, 2020		Year Ended December 31, 2019	
Amount of Loss Recognized in OCI (i) $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense $	Amount of Loss Recognized in OCI (i) $	Amount of Loss Reclassified from Accumulated OCI to Interest Expense $
(63,620)	(20,130)	(66,256)	(3,444)

17

Year Ended December 31, 2018 Amount of Loss Recognized in OCI Amount of Loss Reclassified from Accumulated OCI to Interest Expense Amount of Loss Recognized in Interest Expense (ineffective portion) $ $ $ (7,179) (748) (9,489) (i) See Note 2 – adoption of ASU 2017-12. 9. SUPPLEMENTAL CASH FLOW INFORMATION a) The following is a tabular breakdown of the Company’s cash, cash equivalents and restricted cash balances for the periods presented in the Company’s consolidated statements of cash flows: December 31, December 31, December 31, December 31, 2020 2019 2018 2017 $ $ $ $ Cash and cash equivalents 6,569 35,168 14,059 22,341 Restricted cash — current 33,237 234 19 3,162 Restricted cash — long-term 108,570 121,307 51,325 — Total 148,376 156,709 65,403 25,503 b) Cash interest paid (including realized losses on interest rate swaps) on long-term debt, net of the amounts capitalized, during the years ended December 31, 2020, 2019 and 2018 totaled $86.4 million, $51.7 million and $14.3 million, respectively. TC LNG SHIPPING L.L.C. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated) 18